			Exhibit 12(e)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,
	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest charges	$96,035	$92,156	$88,049	$86,024	$87,776
Interest applicable to rentals	2,750	1,918	1,782	1,794	1,145

Total fixed charges, as defined	$98,785	$94,074	$89,831	$87,818	$88,921

Earnings as defined:
Net Income	$41,971	$57,881	$74,804	$69,625	$107,538
Add:
Income Taxes	33,118	30,108	49,644	37,250	63,097
Fixed charges as above	98,785	94,074	89,831	87,818	88,921

Total earnings, as defined	$173,874	$182,063	$214,279	$194,693	$259,556

Ratio of earnings to fixed charges, as defined	1.76	1.94	2.39	2.22	2.92